

PSYCHEMEDICS CORPORATION

2006 ANNUAL REPORT

CORPORATE PROFILE

Psychemedics Corporation is the world's largest provider of hair testing for the detection of drugs of abuse. The company's multi patented process has been utilized by thousands of clients (including many Fortune 500 companies) for pre-employment and random drug testing. Major police departments, Federal Reserve Banks, schools, and other public entities also secure the safety and reliability of their activities from drug abusers by using our unique process. Our personal drug testing service, PDT-90, is available via our internet E-Commerce website, www.drugfreeteenagers.com. The Company's drug test provides for the detection of cocaine, marijuana, opiates, amphetamines (including Ecstasy), and PCP. We strongly believe our drug testing method to be superior to any other product currently in use, including traditional urine testing facilities and other hair testing companies.

Dear Fellow Shareholders,

We are pleased to report that 2006 was another year of record revenue and record profits. We have now reported record revenue for the past two consecutive years and record net income for the past three consecutive years. To highlight 2006 financial results:

- Record Revenue for 2006, an increase of 10% over 2005 to $23,425,090
- Record Pretax Income for 2006 of $7,857,201, up 22% from 2005
- Record Net Income for 2006 of $4,902,201, or $0.94 per diluted share, up 21% from 2005
- Gross profit, operating income and net income margins all experienced dramatic improvements as compared to prior years
- During the year, we increased our quarterly dividend by $.025 per share or 25% to $0.125 per share, representing an annual dividend of $0.50 per share
- Our balance sheet remained strong with approximately $7.9 million of cash and short-term investments, no long-term debt and over $10.5 million of working capital

Our revenue increase of 10% was, in fact, considerable in view of a lukewarm job market and a tough quarterly comparison for the first quarter of 2006 due to Wynn Las Vegas' major start-up hiring effort that resulted in over 11,000 tests during the first quarter of 2005.

In 2006 we continued to add new customers from a wide variety and cross-section of US businesses. Also, during 2006, we were awarded new multi-year contracts with expanded testing volume by two of our long-time clients, MGM MIRAGE and the New York City Police Department. In each instance, we participated in a rigorous and competitive bidding process and our superior patented technology and world class customer service are the key reasons we were able to win these new multi-year contracts.

More and more employers are realizing the cost savings of the Psychemedics drug test, especially now that drug testing has become a critical part of the hiring process. Drug users add significantly to the cost of operations, with studies showing that drug users have lower productivity, higher absenteeism, and greater health care expenses, costing an employer $7,000-$10,000 per drug-using employee annually. In addition, drug users can also negatively impact non-quantifiables such as company image, customer service, etc. Numerous studies have also shown that our hair test can identify several times the number of drug users as compared to urine testing. While urine and oral fluid tests only look at a few days history and are easy to beat, our hair test looks at several months' history, thereby providing superior detection rates, and more effectively keeps drug users from entering our clients' workforces.

However, we always emphasize that it is important to note that all hair testing is not the same. The key to drug testing with hair analysis is the ability to get the maximum amount of drugs out of the hair without destroying the drugs or leaving them behind. Psychemedics' numerous patents center around our exclusive process of liquefying hair samples to release essentially all the drugs contained inside. Because of our patents, some other labs that try hair testing are forced to use less effective methods which greatly reduce their ability to identify drug users. That is why we have a technically superior product and continue to be the world's largest provider of hair testing for drugs of abuse, with thousands of corporations relying on our patented drug testing services.

Our superior patented technology and outstanding customer service are two key advantages. These key advantages, along with our large and diverse customer base from a broad cross-section of US business and hundreds of schools in a majority of states and in several foreign countries, lead us to believe that we are well-positioned for substantial growth in the future. We are confident that our hair test for drugs of abuse will continue to be the "gold standard" in the industry and we remain optimistic about our future opportunities.

Our goal, as always, is to increase shareholder value and return. Our Company has been profitable since 1993 and we have paid consecutive quarterly dividends since January of 1997. In view of our strong cash position, consistent record of earnings and confidence in the future of our Company, our Board of Directors increased the quarterly dividend by 25% in 2006, from $0.10 to $0.125 per share, resulting in an annual dividend of $0.50 per share. This represents an annual yield of approximately 3% when compared to our average share price for 2006.

I would like to take this opportunity to express my sincere appreciation to all our clients for the contribution they are making to deterring the use of illegal drugs, to our Directors for their counsel and guidance, to all my teammates at Psychemedics for their commitment and dedication to excellence in serving our customers and to you, our shareholders, for your continued support.

Sincerely,



Raymond C. Kubacki, Jr.
Chairman, President and
Chief Executive Officer

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006


SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.
186
SECTION

Commission file number: 1-13738

PSYCHEMEDICS CORPORATION
(exact name of registrant as specified in its charter)

Delaware	58-1701987
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
125 Nagog Park, Acton, MA	01720
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 978-206-8220

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.005 Par Value	American Stock Exchange
(Title of class)	(name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ( ) NO (X)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ( ) NO (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES (X) NO ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ( )   Accelerated filer ( )   Non-accelerated filer (X)

Indicate by check mark whether the registrant is a shell company.

YES ( )   NO (X)

On June 30, 2006 the aggregate market value of the voting stock held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers, directors and 5% shareholders are "affiliates" of the Registrant) was $57,448,367. On March 30, 2007, 5,196,047 shares of Common Stock, $.005 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III - Portions of the Registrant's Proxy Statement relative to the 2007 Annual Meeting of Stockholders to be held on May 10, 2007.

PART I

The information provided by the Company in this Report may contain "forward-looking" information which involves risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this report should be read as being applicable to all forward-looking statements wherever they appear in this report. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in Item 1A and Item 7 below, as well as those discussed elsewhere herein.

Item 1. Business

General

Psychemedics Corporation ("the Company") is a Delaware corporation organized on September 24, 1986 to provide testing services for the detection of abused substances through the analysis of hair samples. The Company's testing methods utilize a patented technology to perform radioimmunoassays on enzymatically dissolved hair samples with confirmation testing by mass spectrometry.

The Company's primary application of its patented technology is as a testing service that analyzes hair samples for the presence of certain drugs of abuse. Employing radioimmunoassay procedures to drug test hair samples differs from the more commonly used approach in which immunoassay procedures are employed to test urine samples. The Company's tests provide quantitative information that can indicate the approximate amount of drug ingested as well as historical data, which can show a pattern of individual drug use over a period of time. This information is useful to employers for both applicant and employee testing, as well as to physicians, treatment professionals, law enforcement agencies, school administrators, parents concerned about their children's drug use and other individuals or entities engaged in any business where drug use or potential drug use is an issue. The Company provides commercial testing and confirmation by mass spectrometry using industry-accepted practices for cocaine, marijuana, PCP, methamphetamine (including Ecstasy, which is difficult to detect in urine due to sporadic use patterns and rapid clearance from the body), and opiates (including heroin and oxycodone).

Testing services are currently performed at the Company's laboratory at 5832 Uplander Way, Culver City, California. The Company's services are marketed under the name RIAH (Radioimmunoassay of Hair), a registered service mark.

Development of Radioimmunoassay of Hair

The application of unique radioimmunoassay procedures to the analysis of hair was initially developed in 1978 by the founders of the Company, Annette Baumgartner and Werner A. Baumgartner, Ph.D. The Baumgartners demonstrated that when certain chemical substances enter the bloodstream, the blood carries these substances to the hair where they become "entrapped" in the protein matrix in amounts approximately proportional to the amount ingested. The Company's patented drugs of abuse testing procedure involves direct analysis of liquefied hair samples by radioimmunoassay procedures utilizing effective reagents and unique antibodies. The antibodies detect the presence of a specific drug or drug metabolite in the liquefied hair sample by reacting with the drug present in the sample solution as well as an added radioactive analog of the drug. The resulting antibody-drug complex is precipitated and analyzed. The amount of drug present in the sample is inversely proportional to the amount of radioactive analog in the precipitate. RIA positive results are then confirmed by Mass Spectrometry. Depending upon the length of head hair, the Company is able to provide historical information on drug use by the person from whom the sample was obtained. Since head hair grows approximately 1.3 centimeters per month, a 3.9 centimeter head hair sample can reflect drug ingestion over the approximate several months prior to the collection of the sample. Another testing option involves sectional analysis of the head hair sample. In this procedure, the hair is sectioned lengthwise to approximately correspond to certain time periods. Each section corresponds to a time period, which allows the Company to provide information on patterns of drug use.

Validation of the Company's Proprietary Testing Method

The process of analyzing human hair for the presence of drugs using the Company's patented method has been the subject of numerous peer-reviewed, scientific field studies. Results from the studies that have been published or accepted for publication in scientific journals are generally favorable to the Company's technology. Some of these studies were performed with the following organizations: Boston University School of Public Health; Citizens for a Better Community Court, Columbia University; Connecticut Department of Mental Health and Addictive Services; Koba Associates-DC Initiative, Harvard Cocaine Recovery Project, Hutzel Hospital, ISA Associates (Interscience America)-NIDA Workplace Study, University of California-Sleep State Organization, Maternal/Child Substance Abuse Project, Matrix Center, National Public Services Research Institute, Narcotic and Drug Research Institute, San Diego State University-Chemical Dependency Center, Spectrum Inc., Stapleford Centre (London), Task Force on Violent Crime (Cleveland, Ohio); University of Miami-Department of Psychiatry, University of Miami-Division of Neonatology, University of South Florida-Operation Par Inc., University of Washington, VA Medical Center-Georgia, U.S. Probation Parole-Santa Ana, and Wayne State University. The above studies include research in the following areas: effects of prenatal drug use, treatment evaluation, workplace drug use, the criminal justice system and epidemiology. Many of the studies have been funded by the National Institute of Justice or the National Institute on Drug Abuse ("NIDA"). Several hundred research articles written by independent researchers have been published supporting the general validity and usefulness of hair analysis.

Some of the Company's customers have also completed their own testing to validate the Company's proprietary hair testing method as a prelude to utilizing the Company's services. These studies have consistently confirmed the Company's superior detection rate compared to urinalysis testing. When results based on the Company's patented hair testing method were compared to urine results in side-by-side evaluations, 4 to 10 times as many drug abusers were accurately identified by the Company's proprietary method. In addition to these studies, the Company's proprietary method is validated through the services it offers to the thousands of clients for whom it has performed testing.

In 1998, the National Institute of Justice, utilizing Psychemedics hair testing, completed a Pennsylvania Prison study where hair analysis revealed an average prison drug use level of approximately 7.9% in 1996. Comparatively, urinalysis revealed virtually no positives. After measures to curtail drug use were instituted (drug-sniffing dogs, searches and scanners), the use level fell to approximately 2% according to the results of hair analysis in 1998. Again, the urine tests showed virtually no positives. The study illustrates the usefulness of hair analysis to monitor populations and the weakness of urinalysis.

The Company has received 510k clearance from the United States Food and Drug Administration ("FDA") on all five of its assays used to test human hair for drugs of abuse. As of the date of this report, Psychemedics was the only company that has received FDA clearance for a five-drug panel test including both head and body hair samples for drugs of abuse. See Government Regulation.

Advantages of Using the Company's Patented Method

The Company asserts that hair testing using its patented method confers substantive advantages relative to existing means of drug detection through urinalysis. Although urinalysis testing can provide accurate drug use information, the scope of the information is short-term and is generally limited to the type of drug ingested within a few days of the test. Studies published in many scientific publications have indicated that most drugs disappear from urine within a few days.

In contrast to urinalysis testing, hair testing using the Company's patented method can provide long-term historical drug use information resulting in a significantly wider "window of detection." This "window" may be several months or longer depending on the length of the hair sample. The Company's standard test offering, however, uses a 3.9 centimeter length head hair sample cut close to the scalp which measures use for approximately the previous several months.

This wider window enhances the detection efficiency of hair analysis, making it particularly useful in pre-employment testing. Hair testing not only identifies more drug users, but it may also uncover patterns and severity of drug use (information most helpful in determining the scope of an individual's involvement with drugs), while serving as a deterrent against the use of drugs. Hair testing employing the Company's patented method greatly reduces the incidence of "false negatives" associated with evasive measures typically encountered with urinalysis testing. For example, urinalysis test results are adversely impacted by excessive fluid intake prior to testing and by adulteration or substitution of the urine sample. Moreover, a drug user who abstains from use for a few days prior to urinalysis testing can usually escape detection. Hair testing is effectively free of these problems, as it cannot be thwarted by evasive measures typically encountered with urinalysis testing. Hair testing is also attractive to customers since sample collection is typically performed under close supervision yet is less intrusive and less embarrassing for test subjects.

Hair testing using the Company's patented method (with mass spectrometry confirmation) further reduces the prospects of error in conducting drug detection tests. Urinalysis testing is more susceptible to problems such as "evidentiary false positives" resulting from passive drug exposure (e.g. poppy seeds). To combat this problem, in federally mandated testing, the opiate cutoff levels for urine testing were raised 667% (from 300 to 2,000 ng/ml) on December 1, 1998 and testing for the presence of a heroin metabolite, 6-AM, was required. These requirements, however, effectively reduced the detection time frame for confirmed heroin with 6-AM in urine down to several hours post drug use. In contrast, the metabolite 6-AM is stable in hair and can be detected for months.

In the event a positive urinalysis test result is challenged, a test on a newly collected urine sample is not a viable remedy. Unless the forewarned individual continues to use drugs prior to the date of the newly collected sample, a re-test may yield a negative result when using urinalysis testing because of temporary abstinence. In contrast, when the Company's hair testing method is offered on a repeat hair sample, the individual suspected of drug use cannot as easily affect the results because historical drug use data remains locked in the hair fiber.

When compared to other hair testing methods, not only are the Company's assays the only five panel hair test assays cleared by the FDA that include both head and body hair (as of March 30, 2007, the date of the filing of this report), they also employ a unique patented method of enzyme digestion that the Company believes allows for the most efficient release of drugs from the hair without destroying the drugs. The Company's method of releasing drugs from hair is a key advantage and results in superior detection rates.

Disadvantages of Hair Testing

There are some disadvantages of hair testing as compared to drug detection through urinalysis. Because hair starts growing below the skin surface, drug ingestion evidence does not appear in hair above the scalp until approximately five to seven days after use.

Thus, hair testing is not suitable for determining drug presence in "for cause" testing as is done in connection with an accident investigation. It does, however, provide a drug history which can complement urinalysis information in "for cause" testing.

Currently, radioimmunoassay testing using hair samples under the Company's patented method is only practiced by Psychemedics Corporation.

The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis, but the Company believes that its superior detection rates provide more value to the customer. This pricing policy could, however, adversely impact the growth of the Company's sales volume.

Patents

In 1994, the Company was issued its first patent, U.S. Patent No. 5,324,642 (the "642 Patent") by the United States Patent and Trademark Office. This patent pertains to the Company's universal drug extraction procedure and radioimmunoassay technology for the detection of drugs in hair specimens. Some of the research on the inventions covered by the 642 Patent was conducted at the Veteran's Administration Hospital ("VA"). Therefore, the U.S. government has been granted a nonexclusive, irrevocable, royalty-free license to use the basic invention covered by the 642 Patent, for all governmental purposes. In 1995, the Company was granted a second patent pertaining to the immuno-chemical screening assay for marijuana, which is the most difficult drug to detect.

In 1996, the Company was issued its first European patent on the base hair analysis method. The Company was also issued a European patent in 1996 on another aspect of the Company's technology, related to the use of detergents to enhance the hair digestion portion of the methodology.

In October 1998, the Japanese Patent Office informed the Company that it had allowed the pending Japanese patent application containing broad claims to the Company's proprietary hair test for drugs of abuse.

In August 1999, the Canadian Patent Office issued the Company a patent containing broad claims to the Company's proprietary basic hair analysis method.

In December 1999, the Company was issued European patents related to the analysis of marijuana analyte in hair. As a result of the issuance of this patent, national patents are in effect in Germany, France, Italy, the United Kingdom and Spain.

In February 2000, a third U.S. patent was issued which extends protection to yet another aspect of the Company's methodology. This patent provides for the use of metal salt to deactivate certain reagents used in the method, thus enhancing efficiency.

In December 2001, a Japanese certificate of patent was issued related to the use of detergents in the Psychemedics hair analysis process.

In January 2002, a second Canadian patent was issued, which relates to the use of ion exchange resins in the marijuana assay.

In February 2002, a fourth U.S. patent was issued that covers the base hair analysis method and broadens considerably the scope of the original U.S. patent.

In June 2003, a fifth U.S. patent was issued which covers degradation of a keratin structure, filtering to remove particulate substances present in the digest solution that may interfere with the screen methods, and analysis of the digest to determine the identity and amount of the drug present.

A sixth U.S. patent, issued in September 2005, describes the use of biological detergents with our hair analysis methods to aid in the digestion of hair without damaging the drug analytes trapped in the original hair structure.

Certain aspects of the Company's hair analysis method are based on trade secrets owned by the Company. The Company's ability to protect the confidentiality of these trade secrets is dependent upon the Company's internal safeguards and upon the laws protecting trade secrets and unfair competition. In the event that patent protection or protection under the laws of trade secrets were not sufficient and the Company's competitors succeeded in duplicating the Company's products, the Company's business could be materially adversely affected.

Target Markets

1. Workplace

The Company focuses its primary marketing efforts on the private sector, with particular emphasis on job applicant and employee testing.

Most businesses use drug testing to screen job applicants and employees. The American Management Association (AMA) survey from 2004 indicated that 62% of surveyed firms were engaged in some form of drug testing. The prevalence of drug screening programs reflects a concern that drug use contributes to employee health problems and costs (increased absenteeism, workers' compensation claims and reduced productivity, etc.) and in certain industries, safety hazards. It has been estimated that the cost to American businesses is more than $100 billion annually.

The principal criticism of employee drug testing programs centers on the effectiveness of the testing program. Most private sector testing programs use urinalysis. Such programs are susceptible to evasive maneuvers and the inability to obtain identical repeat samples in the event of a challenged result. An industry has developed over the Internet, and through direct mail, marketing a wide variety of adulterants, dilutants, clean urine and devices to assist drug users in falsifying urine test results.

Moreover, scheduled tests such as pre-employment testing and some random testing programs provide an opportunity for many drug users to simply abstain for a few days in order to escape detection by urinalysis.

The Company presents its patented hair analysis method to potential clients as a better technology well suited to employer needs. Field studies and actual client results support the accuracy and effectiveness of the Company's patented technology and its ability to detect varying levels of drug use. This information provides an employer with greater flexibility in assessing the scope of an applicant's or an employee's drug problem.

The Company performs a confirmation test of all presumptive positive results through mass spectrometry. The use of mass spectrometry is an industry accepted practice used to confirm positive drug test results of an initial screen. In an employment setting, mass spectrometry confirmation is typically used prior to the taking of any disciplinary action against an employee. The Company offers its clients a five-drug screen with mass spectrometry confirmation of cocaine, PCP, marijuana, amphetamines (including Ecstasy), and opiates (including heroin and oxycodone).

2. Schools

The Company currently serves hundreds of schools in a majority of states and in several foreign countries as clients. The Company offers its school clients the same five-drug screen with mass spectrometry confirmation that is used with the Company's workplace testing service.

3. Parents

The Company also offers a personal drug testing service, known as "PDT-90"® , for parents concerned about drug use by their children. It allows parents to collect a small sample from their child in the privacy of the home, send it to the Company's laboratory and have it tested for drugs of abuse by the Company. The PDT-90 testing service uses the same patented method that is used with the Company's workplace testing service.

4. Research

The Company is involved in ongoing studies involving use of drugs of abuse in various populations, including the following: National Development and Research Institute; Connecticut Department of Mental Health and Addiction; Columbia University; polypharmaceuticals studies at Duke University; PREDICT programs studying outcomes of early intervention at Yale University, University of Toronto, and University of North Carolina at Chapel Hill; maternal drug use studies at The Research Institute of Addiction at SUNY, Buffalo, NY; human metabolic studies with ecstasy at the Chemistry and Drug Metabolism Section, NIDA, Baltimore, MD; studies of motivational intervention to change risky sexual behavior at Boston University; studies using P.E.T. Imaging to determine MDMA neurotoxicity; and studies of neurocognitive consequences of long term MDMA (ecstasy) use.

Sales and Marketing

The Company markets its corporate drug testing services primarily through its own sales force. Sales offices are located in several major cities in the United States in order to facilitate communications with corporate employers. The Company markets its home drug testing service, PDT-90, through the Internet and retail distributors.

Competition

The Company competes directly with numerous commercial laboratories that test for drugs primarily through urinalysis testing. Most of these laboratories, such as Laboratory Corporation of America and Quest Diagnostics, have substantially greater financial resources, market identity, marketing organizations, facilities, and numbers of personnel than the Company. The Company has been steadily increasing its base of corporate customers and believes that future success with new customers is dependent on the Company's ability to communicate the advantages of implementing a drug program utilizing the Company's patented hair analysis method.

The Company's ability to compete is also a function of pricing. The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis. However, the Company believes that its superior detection rates, coupled with the customer's ability to test less frequently due to hair testing's wider window of detection (several months versus approximately three days with urinalysis) provide more value to the customer. This pricing policy could, however, lead to slower sales growth for the Company.

Although other laboratories have begun offering hair testing, the Company is the only laboratory with FDA clearance for a five-drug panel test including both head and body hair samples for drugs of abuse. To date, no other laboratory engaged in hair testing has received approval or clearance from the FDA on all of its assays for the testing of both head and body hair samples (two other laboratories have either partial FDA clearance or clearance specific to head hair samples only). Additionally, several of these laboratories that purport to test hair samples use a method that the Company presumes includes the use of a form of immunoassay procedures. The Company, however, does not believe that immunoassay testing of hair samples is as effective on a commercial basis without using the Company's unique patented method, which allows for the efficient release of drugs from the hair through enzyme digestion without destroying the drugs.

Government Regulation

The Company is licensed as a clinical laboratory by the State of California as well as certain other states. All tests are performed according to the laboratory standards established by the Department of Health and Human Services, through the Clinical Laboratories Improvement Amendments ("CLIA"), and various state licensing statutes.

A substantial number of states regulate drug testing. The scope and nature of such regulations varies greatly from state to state and is subject to change from time to time. The Company addresses state law issues on an ongoing basis.

In 2000 the FDA issued regulations under the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act") with respect to companies that market "drugs of abuse test sample collection systems". Under the regulations, companies engaged in the business of testing for drugs of abuse using a test (screening assay) not previously recognized by the FDA are required to submit their assay to the FDA for recognition prior to marketing. In addition, the laboratory performing the tests is required to be certified by a recognized agency. The regulations included a transitional period in order for companies not immediately in compliance with the proposed requirements to obtain the necessary data they needed for submission to the FDA.

By May 3, 2002, the Company had received 510k clearance to market all five of its assays. As of the date of the filing of this report (March 30, 2007), the Company is the only laboratory using a full five-drug panel of FDA-cleared hair testing assays that includes the testing of both head and body hair samples.

In December 2003, the FDA issued revised draft guidance for manufacturers of drug screening tests, clarifying the FDA's position on laboratory and non-laboratory tests. The FDA indicated its intent to enforce the FDC Act. In June 2005, the FDA issued a public message confirming the need for FDA clearance of screening tests used by businesses and consumers to detect the presence of drugs of abuse.

In April, 2004, the Drug Testing Advisory Board ("DTAB") of the Substance Abuse and Mental Health Services Administration ("SAMHSA") proposed a revision to the Mandatory Guidelines for use in federal workplace programs. In the Proposal, the Mandatory Guidelines would be amended so as to include hair and other specimens as permissible specimens that may be collected for federal workplace drugs-of-abuse testing. However, revised final Mandatory Guidelines have not yet been promulgated. Should the Mandatory Guidelines be amended as contemplated by the Proposal, then the federal workplace market, previously limited to only urine testing, will be available to the Company.

Research and Development

The Company is continuously engaged in research and development activities. During the years ended December 31, 2006, 2005 and 2004, $444,532, $335,769 and $329,419, respectively, were expended for research and development. The Company continues to perform research activities to develop new products and services and to improve existing products and services utilizing the Company's proprietary technology. The Company also continues to evaluate methodologies to enhance its drug screening capabilities. Additional research using the Company's proprietary technology is being conducted by outside research organizations through government-funded studies.

Additional research has been conducted in the measurement of concentrations of marijuana by Gas Chromatography/Mass Spectrometry/Mass Spectrometry, (GC/MS/MS). This has been the most challenging, and requires the most sensitive of equipment for its accurate measurement and qualitative identification.

Research has continued on the interactions of different types of hair with drugs in the environment and from actual drug usage. This work has concentrated on assessments of various published methods for removal of externally deposited drug from hair surfaces and on methods of extraction of metabolically deposited drugs from the solid hair matrix. Some of the work has been presented at meetings of the Society of Forensic Toxicologists and the European Society of Hair Testing. A chapter on Hair

Analysis by Psychemedics scientists is included in a 2006 book, *Analytical and Practical Aspects of Drug Testing in Hair,* CRC Press.

Sources and Availability of Raw Materials

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company.

Employees

As of December 31, 2006, the Company had 104 full-time equivalent employees, of whom two full-time employees were in research and development. None of the Company's employees is subject to a collective bargaining agreement.

Available Information

The Company's Internet website address is www.psychemedics.com (and www.drugtestwithhair.com). The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available through its Internet website as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

The public may also read and copy any materials that the Company files with the SEC at the SEC's website www.sec.gov, which contains reports, proxy and information statements and other information that all public companies file with the SEC. In addition, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the SEC's Public Reference Room by calling 1-800-SEC-0330.

Item 1A. Risk Factors

This report contains forward-looking statements that involve risks and uncertainties, such as statements of our objectives, expectations and intentions. The cautionary statements made in this report should be read as applicable to all forward-looking statements wherever they appear in this report. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this report.

Companies may develop products that compete with our products and some of these companies may be larger and better capitalized than we are.

Many of our competitors and potential competitors are larger and have greater financial resources than we do and offer a range of products broader than our products. Some of the companies with which we now compete or may compete in the future may develop more extensive research and marketing capabilities and greater technical and personnel resources than we do, and may become better positioned to compete in an evolving industry. Failure to compete successfully could harm our business and prospects.

Our results of operations are subject in part to variation in our customers' hiring practices and other factors beyond our control.

Our results of operations have been and may continue to be subject to variation in our customer's hiring practices, which in turn is dependent to a large extent on the general condition of the economy. Results for a particular quarter may vary due to a number of factors, including:

- economic conditions in our markets in general;
- economic conditions affecting our customers and their particular industries;
- the introduction of new products and product enhancements by us or our competitors; and
- pricing and other competitive conditions.

Our business could be harmed if we are unable to protect our proprietary technology.

We rely primarily on a combination of trade secrets, patents and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe or copy portions of our technology. In addition, because patent applications in the United States are not publicly disclosed until either (1) 18 months after the application filing date or (2) the publication date of an issued patent wherein applicant(s) seek only US patent protection, applications not yet disclosed may have been filed which relate to our technology. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as United States intellectual property laws. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology.

Our future success will depend on the continued services of our key personnel.

The loss of any of our key personnel, particularly our key sales and marketing personnel, could harm our business and prospects. Our success will also depend upon our ability to attract and retain other qualified managerial and technical personnel. We may not be able to attract and retain personnel necessary for the development of our business. We do not have any key man life insurance for any of our officers or other key personnel.

Our reliance on one supplier for certain raw materials used in our testing procedures could harm our business and prospects.

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs, which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company. Obtaining alternative sources of supply of the radio-labeled drugs could involve delays and other costs; however, the Company maintains a surplus supply. The failure of the

Company's primary or any alternative supplier of radio-labeled drugs to provide such radio-labeled drugs at an acceptable price, or an interruption of supplies from such a supplier and the exhaustion of the Company's current supply on hand could result in lost or deferred sales. The Company is currently engaged in an arbitration proceeding to protect the inventory of antibodies that it uses.

We have and will continue to incur stock-based compensation charges related to certain stock options and restricted stock grants.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment* ("123R"), an amendment of FASB Statements Nos. 123 and 95, that addresses the accounting treatment for employee stock options and other share-based payment transactions. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses. In response to 123R, the Company in 2006 ceased granting stock options and began issuing to executives restricted stock units instead. The adoption of 123R and the Company's change in its equity compensation policy resulted in our incurring as an expense in 2006 a portion of the fair value of stock-based awards granted in 2006. In addition, we will incur expense in 2007 and 2008 as a result of such stock-based awards granted in 2006 and we may incur expense in such years and in future years in the event future equity-based awards are granted.

We are exposed to potential risks and we will incur costs as a result of the internal control assessment and attestation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

As currently proposed, coincident with the filing of our annual report for 2007, we are required to assess the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Documenting and testing the effectiveness of our internal control over financial reporting will cause us to incur significant costs, including increased accounting fees and increased staffing levels. It should be noted that the majority of our documentation work has been completed. In connection with the filing of our annual report for 2008, we are required to provide an auditor's attestation on internal controls.

If we fail to complete the Sarbanes-Oxley 404 evaluation in a timely manner, or if our independent registered public accounting firm cannot attest in a timely manner to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. We intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance.

There is a risk that our insurance will not be sufficient to protect us from errors and omissions liability or other claims, or that in the future errors and omissions insurance will not be available to us at a reasonable cost, if at all.

Our business involves the risk of claims of errors and omissions and other claims inherent to our business. We maintain errors and omissions and general liability insurance subject to deductibles and exclusions. There is a risk that our insurance will not be sufficient to protect us from all such possible claims. An under-insured or uninsured claim could harm our operating results or financial condition.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties.

The Company maintains its corporate office and northeast sales office at 125 Nagog Park, Acton, Massachusetts; the office is leased through November 2009.

The Company leases 18,000 square feet of space in Culver City, California, for laboratory purposes. This facility is leased through December 31, 2012 with an option to renew for an additional three years. The Company also leases an additional 5,400 square feet of space in Culver City, California for customer service and information technology purposes. This office space is leased through December 31, 2010 with an option to renew for an additional two years.

Item 3. Legal Proceedings.

The Company is involved in various suits and claims in the ordinary course of business. The Company does not believe that the disposition of any such suits or claims will have a material adverse effect on the continuing operations or financial condition of the Company.

Item 4. Submission of Matters To a Vote of Security Holders.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the American Stock Exchange under the symbol "PMD". As of March 12, 2007, there were 266 record holders of the Company's common stock. The following table sets forth for the periods indicated the range of prices for the Company's common stock as reported by the American Stock Exchange and dividends declared by the Company. The number of record owners was determined from the Company's stockholder records maintained by the Company's transfer agent and does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of the Company's common stock held by others as or in nominee names exceeds 2,000.

Calendar Period	High	Low	Dividends
2006			
Fourth Quarter	$ 19.49	$ 16.60	$ 0.125
Third Quarter	$ 19.21	$ 15.90	$ 0.125
Second Quarter	$ 18.05	$ 16.25	$ 0.125
First Quarter	$ 19.05	$ 13.75	$ 0.10
2005			
Fourth Quarter	$ 14.35	$ 11.15	$ 0.10
Third Quarter	$ 15.10	$ 12.96	$ 0.10
Second Quarter	$ 15.60	$ 12.18	$ 0.08
First Quarter	$ 14.24	$ 12.26	$ 0.08

The Company has paid dividends over the past ten years. It most recently declared a dividend in February 2007, which was paid in March 2007. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2006 with respect to shares of the Company's common stock that were issuable under the Company's 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan") and the Company's 2000 Stock Option Plan (discontinued on May 11, 2006 in connection with the adoption of the 2006 Equity Incentive Plan).

The table does not include information with respect to shares subject to outstanding options granted under other equity compensation plans that were no longer in effect on December 31, 2006. Footnote (2) to the table sets forth the total number of shares of common stock issuable upon the exercise of options under such other expired or discontinued plans as of December 31, 2006, and the weighted average exercise price of those options. No additional options may be granted under such other expired or discontinued plans.

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities that remained available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	428,189	$13.67	223,300
Equity compensation plans not approved by security holders	-	-	-
Total	428,189	$13.67	223,300

(1) Consists of the 2006 Equity Incentive Plan and the Company's 2000 Stock Option Plan (discontinued on May 11, 2006 in connection with the adoption of the 2006 Equity Incentive Plan). The weighted average exercise price of outstanding options under the 2000 Stock Option Plan is $14.57 per share.

(2) This table does not include information for the following stock option plans that were discontinued or expired prior to December 31, 2006: the Company's 1989 Non-Qualified Stock Option Plan (expired on September 22, 1999); the Company's 1989 Employee Stock Option Plan (discontinued on May 11, 2000 in connection with the adoption of the 2000 Stock Option Plan); the Company's 1991 Non-Qualified Stock Option Plan (expired on June 12, 2001). As of December 31, 2006, a total of 126,369 shares of common stock were issuable upon the exercise of outstanding options under the foregoing discontinued or expired plans. The weighted average exercise price of outstanding options under all three plans is $19.65 per share. No additional options may be granted under these discontinued or expired plans.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG PSYCHEMEDICS CORPORATION, AMEX MARKET INDEX AND RUSSELL 2000 INDEX


DOLLARS
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006


PSYCHEMEDICS CORPORATION
RUSSELL 2000 INDEX
AMEX MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2001
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

	2001	2002	2003	2004	2005	2006
PSYCHEMEDICS CORPORATION	100.00	57.79	60.24	85.61	93.71	134.30
RUSSELL 2000 INDEX	100.00	78.42	114.00	133.94	138.40	162.02
AMEX MARKET VALUE INDEX	100.00	96.01	130.68	149.65	165.03	184.77

(1) The above graph assumes a $100 investment on January 1, 2001, through the end of the 5-year period ended December 31, 2006 in the Company's Common Stock, the Russell 2000 Index and the AMEX Market Value Index. The prices all assume the reinvestment of dividends.

(2) The Russell 2000 Index is composed of the smallest 2,000 companies in the Russell 3,000 Index. The Company has been unable to identify a peer group of companies that engage in testing of drugs of abuse, except for large pharmaceutical companies where such business is insignificant to such companies' other lines of businesses. The Company therefore uses in its proxy statements a peer index based on market capitalization.

(3) The AMEX Market Value Index includes companies whose shares are traded on the American Stock Exchange.

Item 6. Selected Financial Data

The selected financial data presented below is derived from our financial statements and should be read in connection with those statements.

	As of and for the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except for per share data)				
Revenue	$ 23,425	$ 21,389	$ 18,937	$ 15,995	$ 16,068
Gross profit (1)	14,056	12,576	10,448	8,370	8,286
Income from operations	7,563	6,326	4,331	1,938	1,936
Net income	4,902	4,049	2,764	1,218	1,256
Basic net income per share	0.95	0.79	0.54	0.23	0.24
Diluted net income per share	0.94	0.78	0.54	0.23	0.24
Total assets	12,948	11,145	8,434	7,267	8,083
Working capital	10,534	7,832	5,126	3,786	4,540
Shareholders' equity	11,504	8,895	6,234	5,111	6,344
Cash dividends declared per common share	$ 0.475	$ 0.36	$ 0.32	$ 0.32	$ 0.24

(1) For fiscal 2002 the Company has reclassified the cost of collecting hair samples from sales and marketing expenses to cost of services to permit comparison with fiscal 2006, 2005, 2004 and 2003. This collection expense has traditionally been and continues to be one of the activities and responsibilities of the Company's customer service department and prior to 2003 was included in sales and marketing expenses. The impact of this reclassification reduced gross profit by $763,000 in 2002 and was offset by reduced sales and marketing expenses of $763,000 in 2002, but had no effect on operating income or net income in 2002.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors That May Affect Future Results

From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information which involves risks and uncertainties. In particular, statements contained in this report which are not historical facts (including, but not limited to, the Company's expectations regarding revenues, business strategy, anticipated operating results, strategies with respect to governmental agencies and regulations, cash dividends and anticipated cash requirements) may be "forward-looking" statements. The Company's actual results may differ from those stated in any "forward-looking" statements. Factors that may cause such differences include, but are not limited to, employee hiring practices of the Company's principal customers, risks associated with the continued expansion of the Company's sales and marketing network, development of markets for new products and services offered by the Company, the economic health of principal customers of the Company, financial and operational risks associated with possible expansion of testing facilities used by the Company, government regulation (including, but not limited to, Food and Drug Administration regulations), competition, general economic conditions and other risk factors identified under "Risk Factors" above. With respect to the continued payment of cash dividends, factors include, but are not limited to, available surplus, cash flow, capital expenditure reserves required, and other factors that the Board of Directors of the Company may take into account.

Overview

For the second straight year, the Company set new records in both revenue and net income. Revenue was $23.4 million in 2006, 10% above 2005 revenue of $21.4 million and 24% above 2004 revenue of $18.9 million. Due to the increase in revenue and by maintaining tight controls over expenses, the Company reported earnings per share (diluted) of $0.94, $0.78 and $0.54 in 2006, 2005 and 2004, respectively. At December 31, 2006, the Company had $7.9 million of cash, cash equivalents and short-term investments. During 2006, the Company had operating cash flow of $4.6 million and distributed $2.5 million, or $0.475 per share, of cash dividends to its shareholders. To date, the Company has paid forty-two consecutive quarterly cash dividends.

Results of Operations

Revenue was $23.4 million in 2006, as compared to $21.4 million in 2005 and $18.9 million in 2004, representing an increase of 10% in 2006 and an increase of 13% in 2005 versus revenue in the prior year. The increase in revenue for 2006 was due to an increase in testing volume while average revenue per sample decreased slightly. The increase in testing volume for 2006 resulted from the addition of new clients during 2006, while testing volume at existing clients decreased slightly. The Company's revenue also included the recognition of $244,000 of deferred revenue pertaining to prior sales of the Company's PDT 90 product, which the Company continues to sell to parents who are concerned about drug abuse by their children. This revenue accounted for 1 percentage point of the 10% increase in revenue for 2006. The increase in revenue for 2005 was due to an increase in testing volume while average revenue per sample remained relatively constant. The increase in testing volume for 2005 resulted from the addition of new clients during 2005, while testing volume at existing clients decreased slightly.

Gross margin was 60% of revenue in 2006 as compared to 59% of revenue in 2005 and 55% of revenue in 2004. Reduced depreciation and amortization and the aforementioned $244,000 of revenue recognized in the fourth quarter were the primary reasons for the increase in gross margin for 2006 as compared to 2005, as labor and material costs remained relatively constant. Also, fixed and semi-variable direct costs were spread over a greater number of tests performed during 2006, as compared to 2005. Improved efficiencies involving labor and materials along with reduced depreciation and amortization were the primary reasons for the increase in gross margin for 2005, as compared to 2004. The Company experienced reduced depreciation and amortization as more of its fixed assets became fully depreciated. Also, fixed and semi-variable direct costs were spread over a greater number of tests performed during 2005, as compared to 2004.

General and administrative expenses increased by $156,000 to $3.3 million in 2006 from $3.1 million in 2005 and decreased by $67,000 to $3.1 million in 2005 from $3.2 million in 2004. The increase in general and administrative expenses for 2006 as compared to 2005 was due primarily to an increase in personnel expenses, business insurance and professional fees related to legal services, offset by a decrease in professional fees related to corporate governance and a decrease in bad debt expense. The decrease in general and administrative expenses for 2005 as compared to 2004 was due primarily to a decrease in professional fees related to legal services and a decrease in rent expense pertaining to the Company's headquarters, offset by an increase in personnel expenses, business insurance and professional fees related to corporate governance. All other general and administrative expenses remained relatively constant. General and administrative expenses represented 14% of revenue in 2006 as compared to 15% of revenue in 2005 and 17% of revenue in 2004. The variation in general and administrative expenses as a percentage of revenue for 2006 and 2005, as compared to 2004, was primarily due to the factors previously discussed and an increased revenue base in each of the years since 2004. The Company expects general and administrative expenses to increase in absolute dollars and decrease as a percentage of revenue in 2007.

Marketing and selling expenses were relatively constant as compared to 2005, as they decreased by only $22,000 to remain at $2.8 million in both 2006 and 2005, and increased by $194,000 to $2.8 million in 2005 from $2.6 million in 2004. The increase in marketing and selling expenses for 2005 as compared to 2004 was due primarily to an increase in personnel expenses pertaining to the Company's sales, sales support and customer service staffs. Marketing and selling expenses as a percentage of revenue were 12%, 13% and 14% in 2006, 2005 and 2004, respectively. The decrease in marketing and selling expenses as a percentage of revenue for 2006 and 2005 as compared to 2004 was primarily due to the factors previously discussed and an increased revenue base in each of the years since 2004. The Company expects marketing and selling expenses to increase in absolute dollars and decrease as a percentage of revenue in 2007 as resources are committed to direct selling efforts to aggressively promote its drug testing services in order to expand its client base.

Research and development expenses increased $109,000 to $445,000 in 2006 from $336,000 in 2005 and increased $7,000 to $336,000 in 2005 from $329,000 in 2004. The increase in research and development expenses for 2006 as compared to 2005 was due primarily to increased personnel and consulting expenses. Research and development expenses remained relatively constant in 2005 as compared to 2004. Research and development expenses represented 2% of revenues in 2006, 2005 and

2004. The Company does not expect any significant changes in research and development expenses in 2007 as compared to 2006.

Other income increased $172,000 to $294,000 in 2006 as compared to 2005 and increased $74,000 to $122,000 in 2005 as compared to 2004. The majority of other income for all three years represented interest earned on cash equivalents and short-term investments. Interest income increased by $173,000 in 2006 as compared to 2005 and by $87,000 in 2005 as compared to 2004 due to higher average investment balances along with an increase in the yield on investment balances. The remainder of other income represents amounts received in 2005 and 2004 as part of the favorable resolution in late 2003 of a court case involving a collector of hair samples.

During 2006, the Company recorded a tax provision of $2,955,000, reflecting an effective tax rate of 37.6%, as compared with effective tax rates of 37.2% in 2005 and 36.9% in 2004. The increase in effective tax rates for 2006 and 2005 as compared to 2004 were due primarily to increased state income taxes.

Liquidity and Capital Resources

At December 31, 2006, the Company had $7.9 million of cash, cash equivalents and short-term investments, compared to $5.9 million at December 31, 2005. The Company's operating activities generated net cash of $4,605,000 in 2006, $4,315,000 in 2005 and $2,269,000 in 2004. Investing activities used $1,390,000 in 2006, $2,835,000 in 2005 and $391,000 in 2004. Financing activities used $2,387,000 in 2006, $1,388,000 in 2005 and $1,641,000 in 2004.

Operating cash flow of $4,605,000 in 2006 principally reflects net income of $4,902,000 adjusted for depreciation and amortization of $287,000, stock compensation expense of $94,000 and a decrease of $170,000 in deferred income taxes offset primarily by a decrease of $427,000 in accrued expenses, a decrease of $198,000 in deferred revenue and an increase of $431,000 in prepaid expenses and other assets. Operating cash flow in 2006 was greater than 2005 due to the increase in net income for 2006. Operating cash flow of $4,315,000 in 2005 principally reflects net income of $4,049,000 adjusted for depreciation and amortization of $409,000 offset primarily by a decrease of $187,000 in accounts payable and an increase of $141,000 in prepaid expenses and other assets. Operating cash flow in 2005 was greater than 2004 due to the increase in net income for 2005. Operating cash flow of $2,269,000 in 2004 principally reflects net income of $2,764,000 adjusted for depreciation and amortization of $534,000 offset primarily by an increase of $1,140,000 in accounts receivable. The non-cash effect of depreciation and amortization expense in 2006, 2005 and 2004 was $287,000, $409,000 and $534,000, respectively.

Investing cash flow principally reflects the purchase of short-term investments and capital expenditures. During 2006 the Company purchased $1,133,000 of Taxable Auction Rate Preferred, 7 and 28 day Dutch Auction securities and securities issued by the U.S. Government. Capital expenditures in 2006 were $257,000, a decrease of $32,000 from 2005 expenditures of $289,000. The expenditures related principally to new equipment, including laboratory and computer equipment. The Company currently plans to make capital expenditures of approximately $750,000 in 2007, primarily in connection with the purchase of additional laboratory and computer equipment. The Company believes that within the next two to five years it may be required to expand its existing laboratory or develop a second laboratory, the cost of which is currently believed to range from $2 million to $5 million, which the Company expects to fund primarily through its operating cash flows.

During 2006, 2005 and 2004, the Company did not repurchase any shares for treasury. The Company has authorized 500,000 shares for repurchase since June of 1998 of which 466,351 shares have been repurchased. The Company distributed $2,456,000, $1,857,000 and $1,641,000 of cash dividends to its shareholders in 2006, 2005 and 2004, respectively.

Contractual obligations as of December 31, 2006 were as follows:

	Less Than One Year	1-3 Years	4-5 years	After 5 Years	Total
Operating leases	$ 468,000	$910,000	$698,000	$290,000	$ 2,366,000
Purchase commitment	588,000	-	-	-	588,000
	$1,056,000	$910,000	$698,000	$290,000	$ 2,954,000

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier at prices based upon prior year purchase levels. Purchases amounted to $543,832 in 2006, $494,302 in 2005 and $438,185 in 2004. The Company expects to purchase approximately $588,000 in 2007. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date; however, it is cancelable upon mutual agreement by both parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

At December 31, 2006, the Company's principal sources of liquidity included $7.9 million of cash, cash equivalents and short-term investments. Management currently believes that such funds, together with future operating profits, should be adequate to fund anticipated working capital requirements and capital expenditures in the near term. Depending upon the Company's results of operations, its future capital needs and available marketing opportunities, the Company may use various financing sources to raise additional funds. Such sources could include joint ventures, issuance of common stock or debt financing, although there is no assurance that such financings will be available to the Company on terms it deems acceptable, if at all. At December 31, 2006, the Company had no long-term debt.

The Company has paid dividends over the past ten years. It most recently declared a dividend in February 2007, which was paid in March 2007 and amounted to $648,138. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors. There can be no assurance that in the future the Company will declare dividends.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 1 to the financial statements included in Item 8 of this Form 10-K. Management believes the most critical accounting policies are as follows:

Revenue Recognition

The Company is in the business of performing drug testing and reporting the results thereof. The Company's drug testing services include training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer. The Company also provides expert testimony, when and if necessary, to support the test results, which is generally billed separately and recognized as the services are provided.

In 2003, the Company adopted Emerging Issue Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which was effective for all transactions entered into subsequent to June 15, 2003. The Company applied the consensus reached under EITF 00-21 and concluded that the testing, training and storage elements are considered one unit of accounting for revenue recognition purposes as the training and storage costs are de minimis and do not have stand-alone value to the customer. The Company has concluded that the predominant deliverable in the arrangement is the testing of the units and has recognized revenue as that service is performed and reported to the customer.

Deferred revenue represents payments received in advance of the performance of drug testing procedures. Deferred revenue is recognized as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance. Revenue is then recognized when the Company can reasonably, reliably and objectively determine that it is remote that performance will be required for an estimable portion of transactions. The Company recorded $244,000 of revenue in the fourth quarter of 2006 related to test kits that were previously sold for which revenue had not been recognized and the Company's obligations to provide service was deemed remote.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income taxes, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectibility of its customer accounts. Management reviews its accounts receivable aging for doubtful accounts and specifically identifies accounts that may not be collectible. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. Bad debt expense has been within management's expectations.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

The Company had net deferred tax assets in the amount of $596,000 at December 31, 2006, which the Company believes are fully realizable based upon expected future taxable income, which the Company's believes is reasonably attainable in light of previous operating results during the past three years.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and will become effective for the Company for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in fiscal 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial condition but does not expect it to have a material impact.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company's results of operations or financial condition.

In fiscal 2006, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"), which replaces APB Opinion No. 20, *Accounting Changes* and SFAS No.3, *Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.* SFAS 154, which was adopted by the Company in fiscal 2006, provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates. The Company does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity. The Company maintains a short-term investment portfolio consisting principally of money market securities, Taxable Auction Rate Preferred, 7 and 28 day Dutch Auction securities and securities issued by the U.S. Government that are not sensitive to sudden interest rate changes.

Item 8. Financial Statements and Supplementary Data

The financial statements are included in this report on pages F-1 through F-18.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) The Company's principal executive officer and its principal financial officer, based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that the Company's disclosure controls and procedures are effective for ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Following is a list that sets forth as of March 30, 2007 the names, ages and positions within the Company of all of the Executive Officers of the Company and the Directors of the Company. Each such director has been nominated for reelection at the Company's 2007 Annual Meeting, to be held on May 10, 2007 at 3:00 P.M. at the Seaport Hotel, 200 Seaport Boulevard, Boston, Massachusetts.

NAME	AGE	POSITION
Raymond C. Kubacki, Jr.	62	Chairman of the Board, Chief Executive Officer, President, Director
Peter C. Monson	51	Chief Financial Officer, Vice President and Treasurer
William Thistle, Esq.	57	Senior Vice President, General Counsel
Michael I. Schaffer, Ph.D.	62	Vice President, Laboratory Operations
Harry Connick	81	Director, Audit Committee member, Compensation Committee member Nominating Committee member
Walter S. Tomenson, Jr.	60	Director, Audit Committee member, Compensation Committee member Nominating Committee member
Fred J. Weinert	59	Director, Audit Committee member, Compensation Committee member Nominating Committee member

All Directors hold office until the next annual meeting of stockholders or until their successors are elected. Officers serve at the discretion of the Board of Directors.

Mr. Kubacki has been the Company's President and Chief Executive Officer and has served as a director of the Company since 1991. On November 30, 2003 he was elected Chairman of the Board. He is a Director of Integrated Alarm Services Group Inc. He is also a trustee of the Center for Excellence in Education based in Washington, DC.

Mr. Monson served as the Company's Chief Financial Officer from 2000, and as a Vice President and Treasurer of the Company from 1998 until March 31, 2007, the effective date of his resignation as Chief Financial Officer and from any other office he holds with the Company.

Mr. Thistle joined the Company in 1995 as Vice President and General Counsel and was made a Senior Vice President in September of 2001. Prior to joining the Company, he served as Associate General Counsel for MGM Grand in Las Vegas from 1993 to 1995. Mr. Thistle is a board member of the Drug and Alcohol Testing Industry Association ("DATIA").

Dr. Schaffer joined the Company in 1999 as Vice President of Laboratory Operations. Prior to joining the Company, he served as Director of Toxicology, Technical Manager and Responsible Person for the Leesburg, Florida laboratory of SmithKline Beecham Clinical Laboratories, from 1990 to 1999. Dr. Schaffer has been an inspector for the Substance Abuse and Mental Health Services Administration's National Laboratory Certification Program since 1989. Dr. Schaffer was also a member of the Board of Directors of the American Board of Forensic Toxicologists from 1990 to 1999.

Mr. Connick was District Attorney for Orleans Parish (New Orleans, LA) from 1974 to 2003, having been elected five times. Mr. Connick has also been a national leader in the war on drugs. His national leadership was prominent in advocating drug testing to help high school students remain drug-free and establishing model programs in a number of schools. In December 2002, Mr. Connick received from Drug Czar John P. Walters the Director's Award for Distinguished Service in recognition of exemplary accomplishment and distinguished service in the fight against illegal drugs. Mr. Connick has been a director of the Company since 2003.

Mr. Tomenson is a Senior Advisor to Integro Ltd. Mr. Tomenson was Managing Director and Chairman of Client Development of Marsh, Inc. from 1998 until December 31, 2004. From 1993 to 1998, he was chairman of FINPRO, the financial services division of Marsh, Inc. Mr. Tomenson is a Director of the Trinity College School Fund, Inc. He also serves on the Executive Council of the Inner-City Scholarship Fund. Mr. Tomenson has been a director of the Company since 1999.

Mr. Weinert is an entrepreneur whose current business activities are concentrated in real estate development, theatre and film development. He is the Chief Executive Officer and Chairman of Bella Media Plc. He also serves as the Chief Executive Officer of Bella Cinema LLC, Barrington Services Group, Inc., and San Telmo, Inc. He has served on the Business Advisory Council for the University of Dayton for over 20 years. Mr. Weinert has been a director of the Company since 1991.

The information required by Item 405 of Regulation S-K will be set forth in the Proxy Statement of the Company relating to the 2006 Annual Meeting of Stockholders to be held on May 10, 2007 and is incorporated herein by reference.

We have a code of ethics that applies to all of our employees and non-employee directors. This code satisfies the requirements set forth in Item 406 of Regulation S-K and applies to all relevant persons set forth therein. The Company will mail to interested parties a copy of the Code of Ethics upon written request and without charge. Such request shall be made to our General Counsel, 125 Nagog Park, Acton, Massachusetts 01720.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2007 Annual Meeting of Stockholders to be held on May 10, 2007 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2007 Annual Meeting of Stockholders to be held on May 10, 2007 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2007 Annual Meeting of Stockholders to be held on May 10, 2007 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2007 Annual Meeting of Stockholders to be held on May 10, 2007 and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) (1) Financial Statements:

(2) Schedules

None

(3) Exhibits (see the Index to Exhibits included elsewhere in this Report)

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PSYCHEMEDICS CORPORATION

By:/s/ Raymond C. Kubacki, Jr.
Raymond C. Kubacki, Jr.
Chairman, President and Chief Executive Officer

Date: March 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Raymond C. Kubacki, Jr. Raymond C. Kubacki, Jr. Chairman, President and Chief Executive Officer, Director (Principal Executive Officer)	March 30, 2007
/s/ Peter C. Monson Peter C. Monson Vice President, Chief Financial Officer & Treasurer (Principal Financial and Accounting Officer)	March 30, 2007
/s/ Harry Connick Harry Connick Director	March 30, 2007
/s/ Walter S. Tomenson, Jr. Walter S. Tomenson, Jr. Director	March 30, 2007
/s/ Fred J. Weinert Fred J. Weinert Director	March 30, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Psychemedics Corporation:

We have audited the accompanying balance sheets of Psychemedics Corporation as of December 31, 2006 and 2005 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Psychemedics Corporation at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Boston, Massachusetts
March 20, 2007

PSYCHEMEDICS CORPORATION
BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,180,235	$ 3,352,519
Short-term investments	3,683,192	2,550,000
Accounts receivable, net of allowance for doubtful accounts of $333,281 in 2006 and $461,282 in 2005	3,196,384	3,272,278
Prepaid expenses and other current assets	818,693	387,426
Deferred tax assets	412,486	520,152
Total current assets	12,290,990	10,082,375
PROPERTY AND EQUIPMENT:		
Computer software	1,205,840	1,205,840
Office furniture and equipment	2,021,991	1,902,052
Laboratory equipment	6,254,228	6,117,128
Leasehold improvements	894,659	894,659
	10,376,718	10,119,679
Less - Accumulated depreciation and amortization	(9,630,190)	(9,342,747)
	746,528	776,932
DEFERRED TAX ASSETS	183,555	245,889
OTHER ASSETS	39,830	39,830
	$13,260,903	$11,145,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 499,420	$ 367,535
Accrued expenses	865,575	1,292,257
Deferred revenue	392,403	590,670
Total current liabilities	1,757,398	2,250,462
SHAREHOLDERS' EQUITY:		
Preferred stock, $0.005 par value; 872,521 shares authorized and none outstanding	-	-
Common stock, $0.005 par value; 50,000,000 shares authorized, 5,756,044 shares issued in 2006 and 5,750,894 shares issued in 2005	28,780	28,754
Paid-in capital	25,609,800	25,446,781
Accumulated deficit	(5,012,384)	(7,458,280)
Less - Treasury stock, at cost; 583,797 shares in 2006 and 2005	(9,122,691)	(9,122,691)
Total shareholders' equity	11,503,505	8,894,564
	$13,260,903	$11,145,026

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF INCOME

	Years Ended December 31,		
	2006	2005	2004
REVENUE	$ 23,425,090	$ 21,388,513	$ 18,937,111
COST OF REVENUE	9,369,257	8,812,186	8,489,198
Gross profit	14,055,833	12,576,327	10,447,913
OPERATING EXPENSES:			
General and administrative	3,278,826	3,122,579	3,189,870
Marketing and selling	2,769,310	2,791,670	2,597,571
Research and development	444,532	335,769	329,419
	6,492,668	6,250,018	6,116,860
Income from operations	7,563,165	6,326,309	4,331,053
OTHER INCOME			
Interest income	294,036	120,954	33,980
Other income	-	1,250	13,750
	294,036	122,204	47,730
INCOME BEFORE PROVISION FOR INCOME TAXES	7,857,201	6,448,513	4,378,783
PROVISION FOR INCOME TAXES	2,955,000	2,400,000	1,615,000
NET INCOME	$ 4,902,201	$ 4,048,513	$ 2,763,783
BASIC NET INCOME PER SHARE	$ 0.95	$ 0.79	$ 0.54
DILUTED NET INCOME PER SHARE	$ 0.94	$ 0.78	$ 0.54
DIVIDENDS DECLARED PER SHARE	$ 0.475	$ 0.36	$ 0.32
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC	5,170,258	5,156,686	5,126,907
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, DILUTED	5,240,155	5,167,215	5,132,087

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock				Treasury Stock		
	Shares	$0.005 Par Value	Paid-In Capital	Accumulated Deficit	Shares	Cost	Total
BALANCE, December 31, 2003	5,710,704	$ 28,554	$ 24,978,039	$ (10,773,026)	583,797	$ (9,122,691)	$ 5,110,876
Cash dividends declared ($0.32 per share)	-	-	-	(1,640,610)	-	-	(1,640,610)
Net income	-	-	-	2,763,783	-	-	2,763,783
BALANCE, December 31, 2004	5,710,704	28,554	24,978,039	(9,649,853)	583,797	(9,122,691)	6,234,049
Exercise of stock options	40,190	200	468,742	-	-	-	468,942
Cash dividends declared ($0.36 per share)	-	-	-	(1,856,940)	-	-	(1,856,940)
Net income	-	-	-	4,048,513	-	-	4,048,513
BALANCE, December 31, 2005	5,750,894	28,754	25,446,781	(7,458,280)	583,797	(9,122,691)	8,894,564
Exercise of stock options	5,150	26	69,057	-	-	-	69,083
Stock compensation expense	-	-	93,962	-	-	-	93,962
Cash dividends declared ($0.475 per share)	-	-	-	(2,456,305)	-	-	(2,456,305)
Net income	-	-	-	4,902,201	-	-	4,902,201
BALANCE, December 31, 2006	5,756,044	$ 28,780	$ 25,609,800	$ (5,012,384)	583,797	$ (9,122,691)	$ 11,503,505

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,902,201	$ 4,048,513	$ 2,763,783
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	287,443	408,972	533,590
Deferred income taxes	170,000	(69,706)	(10,632)
Stock compensation expense	93,962	-	-
Changes in operating assets and liabilities:			
Accounts receivable	75,894	17,585	(1,139,921)
Prepaid expenses and other assets	(431,267)	(141,054)	78,602
Accounts payable	131,885	(186,679)	156,044
Accrued expenses	(426,682)	134,517	(167,800)
Deferred revenue	(198,267)	103,037	55,229
Net cash provided by operating activities	4,605,169	4,315,185	2,268,895
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	(1,133,192)	(2,550,000)	-
Purchases of property and equipment	(257,039)	(289,144)	(377,278)
Decrease (increase) in other long-term assets	-	4,298	(13,295)
Net cash used in investing activities	(1,390,231)	(2,834,846)	(390,573)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(2,456,305)	(1,856,940)	(1,640,610)
Tax benefit associated with exercise of options	8,983	35,503	-
Proceeds from the exercise of stock options	60,100	433,439	-
Net cash used in financing activities	(2,387,222)	(1,387,998)	(1,640,610)
NET INCREASE IN CASH AND CASH EQUIVALENTS	827,716	92,341	237,712
CASH AND CASH EQUIVALENTS, beginning of year	3,352,519	3,260,178	3,022,467
CASH AND CASH EQUIVALENTS, end of year	$ 4,180,235	$ 3,352,519	$ 3,260,178
Supplemental Disclosure of Cash Flow Information:			
Cash paid for income taxes	$ 3,244,599	$ 2,361,860	$ 2,183,860
Supplemental Disclosure of Non-cash Transactions:			
Retirement of fully depreciated fixed assets	$ -	$ 130,297	$ -

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The Company

Psychemedics Corporation (the Company) was incorporated in 1986. The Company utilizes a patented hair analysis method involving radioimmunoassay technology and confirmation by mass spectrometry to analyze human hair to detect abused substances. The Company's customers include Fortune 500 companies, as well as small to mid-size corporations, schools and governmental entities located primarily in the United States.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties similar to those of other companies, such as those associated with the continued expansion of the Company's sales and marketing network, development of markets for new products and services offered by the Company, the economic health of principal customers of the Company, financial and operational risks associated with possible expansion of testing facilities used by the Company, government regulation (including, but not limited to, Food and Drug Administration regulations), competition and general economic conditions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income taxes, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts at December 31, 2006 and 2005.

The Company maintains a short-term investment portfolio consisting principally of Taxable Auction Rate Preferred, 7 and 28 day Dutch Auction securities and securities issued by the U.S. Government. The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). Under SFAS 115, investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost, which approximates fair market value. All short-term investments were classified as held-to-maturity at December 31, 2006 and 2005. The Company does not use derivative financial instruments for speculative or trading purposes.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive income is the same as its reported net income for the years ended December 31, 2006, 2005 and 2004.

Inventory

The Company expenses all consumables such as chemicals and antibodies as they are purchased.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets, using the straight-line method. Repair and maintenance costs are expensed as incurred. The estimated useful lives of the assets are as follows:

Computer software	5 years
Office furniture and equipment	3 to 7 years
Laboratory equipment	5 to 7 years
Leasehold improvements	Lesser of term of lease or estimated useful life of leasehold improvements

The Company recorded depreciation and amortization related to property and equipment of $287,443, $373,571 and $466,234 in 2006, 2005 and 2004, respectively.

Other Assets

Other assets primarily consist of capitalized legal costs relating to patent applications. The Company has amortized these costs over 10 years from the date of grant of the applicable patent. The Company recorded amortization of $35,401 and $67,356 in 2005 and 2004, respectively. As of December 31, 2006 and 2005 the Company's patents, with an original cost of $517,587, were fully amortized.

Revenue Recognition

The Company performs drug testing as well as provides training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer. The Company also provides expert testimony, when and if necessary, to support the results of the tests, which is generally billed separately and recognized as the services are provided.

In 2003, the Company adopted Emerging Issue Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which was effective for all transactions entered into subsequent to June 15, 2003. The Company applied the consensus reached under EITF 00-21 and concluded that the testing, training and storage elements are considered one unit of accounting for revenue recognition purposes as the training and storage costs do not have stand-alone value to the customer. The Company has concluded that the predominant deliverable in the arrangement is the testing of the units and has recognized revenue as that service is performed and reported to the customer.

Deferred revenue represents payments received in advance of the performance of drug testing procedures. Deferred revenue is recognized as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance. Revenue is then recognized when the Company can reasonably, reliably and objectively determine that it is remote that performance will be required for an estimable portion of transactions. The Company recorded $244,000 of revenue in the results of operations in the fourth quarter of 2006 related to test kits that were sold for which the Company's obligations to provide service were deemed remote.

At December 31, 2006 and 2005, the Company had deferred revenue of approximately $392,000 and $591,000, respectively, reflecting sales of its personal drug testing service for which the performance of the related test had not yet occurred and future obligations were not deemed remote.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

Research and Development Expenses

The Company charges all research and development expenses to operations as incurred.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company does not require collateral.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company believes that the carrying value of its long-lived assets is fully realizable at December 31, 2006.

Stock-Based Compensation

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, (SFAS 123R) effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation as a charge against earnings. The Company recognizes stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. Based on the provisions of SFAS 123R, the Company's stock-based compensation is accounted for as equity instruments. Prior to January 1, 2006, the Company followed Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for stock-based compensation. The Company elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption.

Under the provisions of SFAS 123R, the Company recorded $93,962 of stock-based compensation in the accompanying statements of income for the year ended December 31, 2006. The Company granted 26,700 stock unit awards ("SUAs") to certain members of management and its directors on May 11, 2006. The fair value of the SUAs was $16.70 per share, which was the closing price of the Company's stock on May 11, 2006. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the awardee remains continuously employed, or continues to serve as a director, as the case may be, throughout the vesting periods. No other stock-based awards were granted or modified during the year ended December 31, 2006.

SFAS 123R requires the measurement of compensation cost at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The Company has computed the value of options using the Black-Scholes option pricing model.

The following table details the effect on net income for the years ended December 31, 2005 and 2004 had share-based compensation expense been recorded as provided under SFAS 123:

	2005	2004
Net income, as reported	$ 4,048,513	$ 2,763,783
Less: Total stock based compensation cost determined under the fair value based method for all employee awards	(947,997)	(150,876)
Pro forma net income	$ 3,100,516	$ 2,612,907
Net income per share:		
Basic, as reported	$ 0.79	$ 0.54
Diluted, as reported	$ 0.78	$ 0.54
Basic, pro forma	$ 0.60	$ 0.51
Diluted, pro forma	$ 0.60	$ 0.51

The assumptions used and the weighted average information are as follows:

	2005	2004
Risk-free interest rates range	3.8%	2.7 – 3.9%
Expected dividend yield range	2.3%	2.7%
Expected lives	5 years	5 years
Expected volatility range	30.09%	23.99 – 27.94%

The weighted average grant date fair value of options granted in 2005 and 2004 was $3.76 and $2.19 per share, respectively. All options were granted with an exercise price equal to the market price of the Company's common stock at the date of grant.

Basic and Diluted Net Income per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. The number of dilutive common stock equivalents outstanding during the period has been determined in accordance with the treasury-stock method. Common equivalent shares consist of common stock issuable upon the exercise of outstanding options and the unvested portion of SUAs.

Basic and diluted weighted average common shares outstanding are as follows:

	2006	2005	2004
Weighted average common shares outstanding	5,170,258	5,156,686	5,126,907
Dilutive common equivalent shares	69,897	10,529	5,180
Weighted average common shares outstanding, assuming dilution	5,240,155	5,167,215	5,132,087

For the years ending December 31, 2006, 2005, and 2004, options to purchase 183,419, 494,508 and 341,952 common shares, respectively, were outstanding but not included in the dilutive common equivalent share calculation as their effect would have been antidilutive.

Financial Instruments

Financial instruments principally consist of cash equivalents, accounts receivable and accounts payable. The estimated fair values of these financial instruments approximate their carrying values due to their short-term nature.

Segment Reporting

The Company manages its operations as one segment, drug testing services. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. Substantially all of the Company's revenues are generated in the United States. The Company's revenues that are generated from outside the United States are not of a material nature. All of the Company's assets are located in the United States.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and will become effective for the Company for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in fiscal 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial condition but does not expect it to have a material impact.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company's results of operations and financial condition.

In fiscal 2006, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"), which replaces APB Opinion No. 20, *Accounting Changes* and SFAS No.3, *Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.* SFAS 154, which was adopted by the Company in fiscal 2006, provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.

2. Income Taxes

The income tax provision consists of the following:

	2006	2005	2004
Current -			
Federal	$ 2,402,763	$ 2,208,356	$ 1,377,649
State	371,683	286,318	247,983
	2,774,446	2,494,674	1,625,632
Deferred -			
Federal	156,395	(83,808)	(9,010)
State	24,159	(10,866)	(1,622)
	180,554	(94,674)	(10,632)
	$ 2,955,000	$ 2,400,000	$ 1,615,000

A reconciliation of the effective rate with the federal statutory rate is as follows:

	2006	2005	2004
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	3.3	2.8	3.9
Permanent differences	0.3	0.4	0.6
Change in estimates	-	-	(1.6)
Effective tax rate	37.6%	37.2%	36.9%

The components of the net deferred tax assets included in the accompanying balance sheets are as follows at December 31:

	2006	2005
Deferred tax assets:		
Deferred revenue	$ 146,341	$ 217,287
Stock-based compensation	30,403	-
Allowance for doubtful accounts	124,292	169,690
Excess of book over tax depreciation and amortization	183,555	245,889
Accrued expenses	106,922	105,469
Other	39,631	40,883
	631,144	779,218
Deferred tax liabilities:		
Prepaid expenses	35,103	13,177
	35,103	13,177
	$ 596,041	$ 766,041

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations in numerous jurisdictions. The Company recognizes liabilities for anticipated tax audit issues in federal and state tax jurisdictions based on estimates of whether, and to the extent to which, additional taxes would be due. If payment of these amounts proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined that the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. Uncertainties are recorded in accordance with SFAS No. 5, *Loss Contingencies*. As of December 31, 2006, the Company has accrued approximately $108,000 related to probable and reasonably estimable losses resulting from tax matters primarily related to state income tax matters.

3. Preferred Stock

The Board of Directors has the authority to designate authorized preferred shares in one or more series and to fix the relative rights and preferences without vote or action by the stockholders. The Board of Directors has no present plans to designate or issue any shares of preferred stock.

4. Stock-Based Awards

On March 22, 2006 the Company adopted a new stock-based plan (the "2006 Equity Incentive Plan") for officers, directors, employees and consultants, which was approved by the Company's shareholders at the 2006 Annual Shareholders' meeting. Under the 2006 Equity Incentive Plan, the Company is authorized to grant options with terms of up to ten years, grant restricted stock, issue stock bonuses or grant other stock-based awards. The 2006 Equity Incentive Plan provides for the issuance of up to 250,000 shares of common stock or stock-based awards. As of December 31, 2006, 223,300 shares remained available for grant under the 2006 Equity Incentive Plan.

The Company also has stock option plans that have expired or have been terminated, but shares can be issued upon exercise of outstanding options that were granted prior to such expiration or termination. No additional grants of options or other stock-based awards may be made under such expired or terminated plans. Activity for these plans is included in this footnote. Options granted under the plans consisted of both non-qualified and incentive stock options and were granted in each case at a price that was not less than the fair market value of the common stock at the date of grant. These options generally have lives of ten years and vest either immediately or over periods up to four years.

PSYCHEMEDICS CORPORATION
NOTES TO FINANCIAL STATEMENTS – (Continued)

A summary of stock option activity for the Company's expired stock option plans is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (1)
Outstanding, December 31, 2003	439,843	$17.69		
Granted	48,950	11.79		
Exercised	-			
Terminated	(85,373)	16.47		
Outstanding, December 31, 2004	403,420	17.23		
Granted	241,850	14.40		
Exercised	(44,548)	11.02		
Terminated	(43,776)	22.47		
Outstanding, December 31, 2005	556,946	16.09		
Granted	-	-		
Exercised	(5,150)	11.67		$86,520
Terminated	(23,938)	23.47		
Outstanding, December 31, 2006	527,858	$15.79	5.9 years	$ 1,995,514
Exercisable, December 31, 2006	527,008	$15.81	5.9 years	$ 1,986,504
Available for grant, December 31, 2006	-			

(1) The aggregate intrinsic value on this table was calculated based on the amount, if any, by which the closing market value of the Company's stock on December 31, 2006 ($19.25) exceeded the exercise price of the underlying options, multiplied by the number of shares subject to each option. The aggregate intrinsic value for the options exercised was calculated based on the closing market value of the Company's stock on the date of exercise ($16.80), which was May 22, 2006.

A summary of activity for SUAs is as follows:

	Number of Shares	Aggregate Intrinsic Value (2)
Outstanding, December 31, 2005	-	
Granted	26,700	
Vested	-	
Terminated	-	
Outstanding, December 31, 2006	26,700	$ 513,975
Available for grant, December 31, 2006	223,300	

(2) The aggregate intrinsic value on this table was calculated based on the closing market value of the Company's stock on December 31, 2006 ($19.25).

As of December 31, 2006, a total of 777,858 shares of common stock were reserved for issuance under the various stock option and stock-based plans. As of December 31, 2006, the unamortized fair value of awards relating to stock options was $848. As of December 31, 2006, the unamortized fair value of awards relating to SUAs was $364,366.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
$8.18 – 11.85	57,288	7.11	$10.96	56,438	$11.00
13.60 – 20.24	441,525	6.06	15.94	441,525	15.94
20.52 – 28.24	29,045	1.49	23.09	29,045	23.09
	527,858	5.92	$15.79	527,008	$15.81

5. Commitments and Contingencies

Commitments

The Company leases certain of its facilities and equipment under operating lease agreements expiring on various dates through December 2012. Total minimum lease payments, including scheduled increases, are charged to operations on the straight-line basis over the life of the respective lease. Rent expense was approximately $506,000, $467,000 and $551,000 in 2006, 2005 and 2004, respectively.

At December 31, 2006, minimum commitments remaining under lease agreements were approximately as follows:

	Amount
Years Ending December 31:	
2007	468,000
2008	441,000
2009	469,000
2010	408,000
2011	290,000
2012	290,000
	$ 2,366,000

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier in exchange for variable annual payments based upon prior year purchases. Purchases amounted to $543,832 in 2006, $494,302 in 2005 and $438,185 in 2004. The Company expects to purchase approximately $588,000 in 2007. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date, however, it is cancelable upon mutual agreement by both parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

Contingencies

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. The Company believes that although there can be no assurance as to the disposition of these proceedings, based upon information available to the Company at this time, the expected outcome of these matters would not have a material impact on the Company's results of operations or financial condition.

6. Employee Benefit Plan

The Psychemedics Corporation 401(k) Savings and Retirement Plan (the 401(k) Plan) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 who have completed one year of service are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to, match a portion of the employees' contributions up to a defined maximum. A matching contribution of $118,101, $98,289 and $102,844 was made in the years ended December 31, 2006, 2005 and 2004, respectively.

7. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2006	2005
Accrued payroll and employee benefits	$ 740,544	$ 716,637
Accrued income taxes	-	156,048
Other accrued expenses	125,031	419,572
	$ 865,575	$ 1,292,257

8. Valuation and Qualifying Accounts

A summary of the allowance for doubtful accounts is as follows:

	2006	2005	2004
Balance, beginning of period	$ 461,282	$ 483,230	$ 513,589
Provision for doubtful accounts	(70,000)	-	(30,359)
Write-offs	(58,001)	(21,948)	-
Balance, end of period	$ 333,281	$ 461,282	$ 483,230

9. Royalty Agreements

The Company has a royalty-free license from its founder, which was received in a fair market value exchange in connection with the formation of the Company, for the proprietary rights to certain patented hair analysis technology used by the Company in its drug testing services. The Company has two agreements to sublicense its technology, which have not generated significant royalties to date.

10. Selected Quarterly Financial Data (Unaudited)

The following are selected quarterly financial data for the years ended December 31, 2006 and 2005:

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (1)
Revenues	$ 5,066,730	$ 6,181,386	$ 6,379,962	$ 5,797,012
Gross profit	2,950,581	3,849,985	3,855,736	3,399,531
Income from operations	1,408,455	2,165,627	2,188,181	1,800,902
Net income	922,165	1,401,120	1,402,953	1,175,963
Basic net income per share	0.18	0.27	0.27	0.23
Diluted net income per share	0.18	0.27	0.27	0.22

	Quarter Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$ 5,337,750	$ 5,615,329	$ 5,353,168	$ 5,082,266
Gross profit	3,172,920	3,390,880	3,085,931	2,926,596
Income from operations	1,499,254	1,882,884	1,529,352	1,414,819
Net income	948,140	1,200,846	982,621	916,906
Basic net income per share	0.18	0.23	0.19	0.19
Diluted net income per share	0.18	0.23	0.19	0.18

(1) In the fourth quarter of 2006, the Company recorded $244,000 of revenue related to test kits that were previously sold for which the Company's obligations to provide service were deemed remote.

MANAGEMENT AND CORPORATE INFORMATION

BOARD OF DIRECTORS

Raymond C. Kubacki, Jr.
Chairman, President and C.E.O.

Harry Connick
Private Investor

Walter S. Tomenson, Jr.
Senior Advisor, Integro Ltd.

Fred J. Weinert
Private Investor

CORPORATE OFFICERS

Raymond C. Kubacki, Jr.
Chairman, President and C.E.O.

William Thistle
Senior Vice President, General Counsel

Michael I. Schaffer, Ph.D.
Vice President-Laboratory Operations

TRANSFER AGENT

c/o Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Investor Relations Telephone
Number: 1-800-426-5523
Internet Address:
http://www.computershare.com

GENERAL COUNSEL

Lynch, Brewer, Hoffman & Fink, LLP
Boston, Massachusetts

AUDITORS

BDO Seidman, LLP
Boston, Massachusetts

CORPORATE OFFICES

Corporate Headquarters:
125 Nagog Park
Acton, Massachusetts 01720

Laboratory Facilities:
5832 Uplander Way
Culver City, California 90230

FORM 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder at our website: www.psychemedics.com

or by writing to:

Investor Relations
Psychemedics Corporation
125 Nagog Park
Acton, MA 01720

ANNUAL MEETING

The 2007 Annual Meeting of Stockholders will be held on May 10, 2007 at 3:00 p.m. at The Seaport Hotel
200 Seaport Boulevard
Boston, Massachusetts

American Stock Exchange
Symbol (PMD)

SYCHEMEDICS
ORPORATION
GOG PARK, ACTON, MA 01720

END